EXHIBIT 99.1

PARANOVUS ENTERTAINMENT TECHNOLOGY LTD.

CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

AS OF SEPTEMBER 30, 2024, AND MARCH 31, 2024

AND

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

PARANOVUS ENTERTAINMENT TECHNOLOGY LTD.

F-1

PARANOVUS ENTERTAINMENT TECHNOLOGY LTD.

CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2024 AND MARCH 31, 2024

(UNAUDITED)

(IN U.S. DOLLARS)

	As of September 30,	As of March 31,
	2024	2024
ASSETS
Current assets
Cash and cash equivalents	$105,049	$341,779
Short-term investments	27,156,977	-
Prepaid expenses and other current assets	1,501,651	1,501,651
Current assets from discontinued operations - disposal	-	1,008,281
Total current assets	28,763,677	2,851,711

Intangible assets, net	1,298,333	1,488,333
Goodwill	3,376,186	3,376,186
Non-current assets from discontinued operations - disposal	-	12,596
Total non-current assets	4,674,519	4,877,115

TOTAL ASSETS	$33,438,196	$7,728,826

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Other payables and accrued liabilities	$2,454,691	$2,446,075
Due to the related parties	835,046	-
Current liabilities from discontinued operations - disposal	-	114,306
Total current liabilities	3,289,737	2,560,381
Other non‑current liabilities	158,347	-
Total non-current liability	158,347	-

TOTAL LIABILITIES	3,448,084	2,560,381

COMMITMENTS AND CONTINGENCIES (NOTE 14)

SHAREHOLDERS’ EQUITY
Class A Ordinary shares, $0.01 par value, 350,000,000 shares authorized, 66,724,675 shares issued and outstanding; $0.01 par value, 350,000,000 shares authorized, 6,724,675 shares issued and outstanding	667,177	67,177
Class B Ordinary shares, $0.01 par value, 100,000,000 shares authorized, 612,255 shares issued and outstanding; $0.01 par value, 100,000,000 shares authorized, 612,255 shares issued and outstanding	6,123	6,123
Preferred shares, $0.01 par value,500,000 shares authorized, 0 shares issued and outstanding	-
Additional paid-in capital	91,318,726	64,918,726
Accumulated deficit	(64,135,066)	(61,957,019)
Accumulated other comprehensive income	2,133,152	2,545,619
Total Paranovus Entertainment Technology Ltd.’s shareholders’ equity	29,990,112	5,580,626
Non-controlling interests	-	(412,181)
Total shareholders’ equity	29,990,112	5,168,445
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$33,438,196	$7,728,826

F-2

PARANOVUS ENTERTAINMENT TECHNOLOGY LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE INCOME (LOSS)

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

(UNAUDITED)

(IN U.S. DOLLARS)

	For the six months ended September 30,
	2024	2023
Revenues	$68,454	$-
Cost of revenues	(59,178)	-
Gross profit	9,276	-

Operating expenses:
Selling and marketing	(4,101)	(80)
General and administrative	(1,161,912)	(1,228,997)
Total operating expenses	(1,166,013)	(1,229,077)

Operating loss	(1,156,737)	(1,229,077)

Other income (expenses):
Interest income	153	-
Interest expense	(113,185)	-
Other loss, net	(22,654)	(742)
Total other loss, net	(135,686)	(742)

Loss from continuing operations before income taxes	(1,292,423)	(1,229,819)

Income tax expenses	-	-
Net loss from continuing operations	$(1,292,423)	$(1,229,819)

Net loss from discontinued operations before tax	(937,477)	(14,047,969)
Gain on disposal of discontinued operations	51,853	23,473,558
Net income (loss) from discontinued operations	(885,624)	9,425,589

Net income (loss)	(2,178,047)	8,195,770
Less: Net income attributable to noncontrolling interest	412,181	-
Net income (loss) attributable to Paranovus Entertainment Technology Limited	(1,765,866)	8,195,770

Other comprehensive income (loss):
Foreign currency translation adjustments	(412,467)	(1,768,661)
Comprehensive income (loss)	$(2,590,514)	$6,427,109
Less: comprehensive loss attributable to non-controlling interests:	(412,181)	(886,008)
Comprehensive income (loss) attributable to the Company	(2,178,333)	7,313,117

F-3

 PARANOVUS ENTERTAINMENT TECHNOLOGY LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE INCOME (LOSS) (Continued)

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

(UNAUDITED)

(IN U.S. DOLLARS)

Basic and diluted earnings (loss) per ordinary share
Continuing operations basic and diluted	$(0.05)	$4.16
Basic and diluted loss per ordinary share
Discontinued operations basic and diluted	$(0.04)	$(2.63)
Weighted average number of ordinary shares outstanding
Basic and diluted	25,125,382	5,344,981

F-4

PARANOVUS ENTERTAINMENT TECHNOLOGY LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

(UNAUDITED)

(IN U.S. DOLLARS)

	Class A Ordinary shares	Class A Ordinary shares amount	Class B Ordinary shares	Class B Ordinary shares amount	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income	Total Paranovus Entertainment Technology Ltd. shareholders’ equity	Non-controlling interests	Total equity
Balance as of March 31, 2024	6,724,675	$67,177	612,255	$6,123	$64,918,726	$(61,957,019)	$2,545,619	$5,580,626	$(412,181)	$5,168,445
Ordinary shares issue for cash	60,000,000	600,000	-	-	26,400,000	-	-	27,000,000	-	27,000,000
Net loss	-	-	-	-	-	(2,178,047)	-	(2,178,047)	-	(2,178,047)
Discontinued operations - disposal	-	-	-	-	-	-	-	-	412,181	412,181
Foreign currency translation adjustments	-	-	-	-	-	-	(412,467)	(412,467)	-	(412,467)
Balance as of September 30, 2024	66,724,675	$667,177	612,255	$6,123	$91,318,726	$(64,135,066)	$2,133,152	$29,990,112	$-	$29,990,112

	Class A Ordinary shares	Class A Ordinary shares amount	Class B Ordinary shares	Class B Ordinary shares amount	Additional paid-in capital	Statutory surplus reserve	Accumulated deficit	Accumulated other comprehensive loss	Total Paranovus Entertainment Technology Ltd. shareholders’ equity	Non-controlling interests	Total equity
Balance as of March 31, 2023	7,724,675	$77,177	612,255	$6,123	$66,908,726	$7,622,765	$(59,453,593)	$(402,119)	$14,759,079	$(886,008)	$13,873,071
Share cancellation	(1,000,000)	(10,000)	-	-	(1,990,000)	-	-	-	(2,000,000)	-	(2,000,000)
Net income	-	-	-	-	-	-	8,195,770	-	8,195,770	-	8,195,770
Discontinued operations - disposal	-	-	-	-	-	(7,622,765)	-	-	(7,622,765)	-	(7,622,765)
Foreign currency translation adjustments	-	-	-	-	-	-	-	(2,654,669)	(2,654,669)	886,008	(1,768,661)
Balance as of September 30, 2023	6,724,675	$67,177	612,255	$6,123	$64,918,726	$-	$(51,257,823)	$(3,056,788)	$10,677,415	$-	$10,677,415

F-5

PARANOVUS ENTERTAINMENT TECHNOLOGY LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

(UNAUDITED)

(IN U.S. DOLLARS)

	For the six months ended September 30,
	2024	2023
Cash Flows from Operating Activities:
Net income (loss)	$(2,178,047)	$8,195,770
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Amortization	190,000	190,000
Gain on disposal of discontinued operations	(51,853)	(23,473,558)
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	-	(370)
Other payables and accrued liabilities	8,616	15,443
Other non‑current liabilities	158,347	-
Net cash used in operating activities from continuing operations	(1,872,937)	(15,072,715)
Net cash provided by operating activities from discontinued operations	906,571	1,965,837
Net cash used in operating activities	(966,366)	(13,106,878)

Cash Flows from Investing Activities:
Short-term investment	(27,156,977)	-
Net cash used in investing activities from continuing operations	(27,156,977)	-
Net cash provided by investing activities from discontinued operations	-	11,155,338
Net cash (used in) provided by investing activities	(27,156,977)	11,155,338

Cash Flows from Financing Activities:
Ordinary shares issued for cash	27,000,000	-
Amount due to the related party	835,046	-
Net cash provided by financing activities from continuing operations	27,835,046	-
Net cash provided by financing activities from discontinued operations	-	-
Net cash provided by financing activities	27,835,046	-

Effect of exchange rate changes on cash and cash equivalents	51,567	926,794

Net decrease in cash and cash equivalents	(236,730)	(1,024,746)
Cash and cash equivalents of continuing operations - beginning of year	341,779	1,522,292
Cash and cash equivalents of discontinued operations - beginning of year	602,463	1,833,195
Cash and cash equivalents - beginning of year	$944,242	$3,355,487
Cash and cash equivalents - end of year	105,049	1,036,536
Less cash and cash equivalents of discontinued operations - end of year	-	538,990
Cash and cash equivalents of continuing operations - end of year	105,049	497,546

Supplemental disclosures of cash flows information:
Cash paid for income taxes	$-	$-
Cash paid for interest expense	$-	$-

F-6

PARANOVUS ENTERTAINMENT TECHNOLOGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Paranovus Entertainment Technology Limited (“Paranovus Cayman”) is a holding company. It was incorporated on February 13, 2018 under the laws of the Cayman Islands and previously named Happiness Biotech Group Limited. On November 5, 2021, the Company changed its name to Happiness Development Group Limited under the special resolution dated October 21, 2021. On March 13, 2023 the Company changed its name to Paranovus Entertainment Technology Limited under the special resolution dated March 13, 2023. The Company has no substantive operations other than holding all of the outstanding share capital of Paranovus Entertainment (Hong Kong) Technology Ltd. (“Paranovus Hong Kong”) and Paranovus Entertainment (NewYork) Technology Limited (“Paranovus NewYork”). Paranovous Hong Kong is a holding company of all of the equity or ownership of Hainan Paranovous Technology Co., Ltd. (“Paranouvous Hainan”), which was established on May 6, 2024. Paranovus NewYork is a holding company of 100% equity or ownership of 2Lab3 LLC, which was established on December 8, 2022.

Reorganization

A Reorganization of the legal structure was completed in August 2018. The Reorganization involved the incorporation of Paranovus Entertainment Technology Limited, a Cayman Islands holding company; Happiness Biology Technology Group Limited, a holding company established in Hong Kong, PRC; Happiness (Fuzhou) E-commerce Co., Ltd, a holding company established in Fujian, PRC; and the transfer of 100% ownership of Fujian Happiness from the former shareholders to Happiness Fuzhou. Paranovus Cayman, Happiness Hong Kong and Happiness Fuzhou are all holding companies and had not commenced operation until August 21, 2018.

Prior to the reorganization, Mr. Wang Xuezhu, Chief Executive Officer owns 47.7% ownership of Fujian Happiness. On August 21, 2018, Mr. Wang Xuezhu and other shareholders of Fujian Happiness transferred their 100% ownership interests in Fujian Happiness to Happiness Fuzhou, which is 100% owned by Happiness Hong Kong. After the reorganization, Paranovus Cayman owns 100% equity interests of Fujian Happiness. Mr. Wang Xuezhu, who owns 52.37% ownership of Paranovus Cayman, became the ultimate controlling shareholder (“the Controlling Shareholder”) of the Company.

Since the Company is effectively controlled by the same Controlling Shareholder before and after the reorganization, it is considered under common control. Therefore, the above-mentioned transactions were accounted for as a recapitalization. The reorganization has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying financial statements of the Company.

On March 4, 2019, the Company subdivided its 50,000 ordinary shares into 90,000,000 Ordinary shares and 10,000,000 Preferred shares. The authorized ordinary shares became 100,000,000 shares and the par value was changed from $1 to $0.0005. On the same day, the Company cancelled 77,223,100 ordinary shares and sold additional 223,100 ordinary shares. As of March 31, 2019, the Company has 23,000,000 ordinary shares issued and outstanding. The Company has retrospectively reflected the stock subdivision and cancellation in all periods presented in these financial statements.

On October 7, 2022, the Company’s board of directors approved an amended and restated memorandum and articles of association to effectuate a one-for-twenty (1-for-20) reverse split for all classes and its ordinary shares (the “2022 Reverse Split”), and to increase the Company’s authorized shares, immediately following the 2022 Reverse Split. The market effective date of 2022 Reverse Split was October 11, 2022 As a result, the authorized share capital of the Company was changed to US$5,000,000.00 divided into 350,000,000 Class A Ordinary Shares with a par value of US$0.01 each, 100,000,000 Class B Ordinary Shares with a par value of US$0.01 each, and 50,000,000 Preferred Shares with par value of US$0.01 each.

F-7

During the reporting periods, the Company has several subsidiaries in PRC. Details of the Company and its operating subsidiaries are set out below:

Name of Entity	Date of Incorporation	Place of Incorporation	Registered Capital	% of Ownership	Principal Activities

Hainan Paranovous Technology Co., Ltd	June 17, 2024	PRC	RMB 1,000,000	100% by Paranovous HK	Entertainment
Happiness (Shunchang) E-commerce Co., Ltd (“Happiness Shunchang”)*	July 11, 2023	PRC	RMB 500,000	100% by Happiness Hong Kong	Investment
Fuzhou Happiness Enterprise Management Consulting Co., Ltd*	December 15, 2020	PRC	RMB 1,000,000	100% by Happiness Shunchang	Management and consulting service
Taochejun (Fujian) automobiles Co., Ltd*	April 27, 2021	PRC	RMB 30,000,000	61% by Happiness Shunchang	Automobile sales

*	On July 5, 2024, the Company transferred the 100% of the equity interests of Happiness Hong Kong and its subsidiaries to a third party by the strategic decision.

Going Concern

The accompanying unaudited consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company incurred a net loss of US$1,292,423 from continuing operations and a net loss of US$885,624 from discontinued operations during the six months ended September 30, 2024, respectively and recorded a cash outflow from operating activities of US$966,366 for the six months ended September 30, 2024, as of that date, the Company’s accumulated deficit was amounted to US$64,135,066 as of September 30, 2024. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

Notwithstanding the above, the Company's continues to have a reasonable expectation that adequate resources to continue in operation through disposing the assets with losses and improving the remaining operation with positive cash contributions for at least the next 12 months and that the going concern basis of operation these finance statement remains appropriate based on the following factors:

To sustain its ability to support the Company's operating activities, the Company considered supplementing its sources of funding through the following:

•

On July 17, 2024, the Company entered into a certain securities purchase agreement with certain investors, pursuant to which the Company agreed to sell up to 60,000,000 Class A ordinary shares, par value $0.01 each, at a per share purchase price of $0.45, with a total consideration amounted to $27,000,000 raised on July 24, 2024. The transactions was closed on August 1, 2024.

F-8

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and have been consistently applied. The unaudited consolidated financial statements of the Company reflect the principal activities of the Company and its subsidiaries. All inter-company balances and transactions have been eliminated upon consolidation. The consolidated financial information as of September 30, 2024 and March 31, 2024 and for the six months ended September 30, 2024 have been prepared, pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”).

The results of subsidiaries acquired of disposed of are recorded in the consolidated income statements from the effective date of acquisition or up to the effective date of disposal, as appropriate. A subsidiary is an entity in which (i) the Company directly or indirectly controls more than 50% of the voting power, or (ii) the Company has the power to appoint or remove the majority of the members of the board of directors or to cast a majority of votes at the meetings of the board of directors or to govern the financial and operating policies of the investee pursuant to a statute or under an agreement among the shareholders or equity holders.

Non-controlling interests

For the Company’s non-wholly owned subsidiaries, a non-controlling interest is recognized to reflect the portion of equity that is not attributable, directly or indirectly, to the Company. Non-controlling interests are classified as a separate line item in the equity section of the Company’s consolidated balance sheets and have been separately disclosed in the Company’s consolidated statements of operations and other comprehensive income (loss) to distinguish the interests from that of the Company. Cash flows related to transactions with non-controlling interests are presented under financing activities in the consolidated statements of cash flows.

Use of Estimates

In preparing the consolidated financial statements in conformity with US GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include,   but are not limited to, the useful lives of intangible assets, allowance for credit losses, goodwill impairment, provisions necessary for contingent liabilities and purchase price allocation in connection with the business combination. The current economic environment has increased the degrees of uncertainty inherent in those estimates and assumptions, actual results could differ from those estimates.

Business combination

Business combinations are recorded using the acquisition method of accounting. The assets acquired, the liabilities assumed, and any non-controlling interests of the acquiree at the acquisition date, if any, are measured at their fair values as of the acquisition date. Goodwill is recognized and measured as the excess of the total consideration transferred plus the fair value of any non-controlling interest of the acquiree and fair value of previously held equity interest in the acquiree, if any, at the acquisition date over the fair values of the identifiable net assets acquired. Common forms of the consideration made in acquisitions include cash and common equity instruments. Consideration transferred in a business acquisition is measured at the fair value as of the date of acquisition. Acquisition-related expenses and restructuring costs are expensed as incurred.

Accounting Standards Codification (“ASC”) 805 establishes a measurement period to provide the Company with a reasonable amount of time to obtain the information necessary to identify and measure various items in a business combination and cannot extend beyond one year from the acquisition date.

F-9

Cash and Cash Equivalents

The Company considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents. The Company maintains most of its bank accounts in the PRC. Cash balances in bank accounts in PRC are not insured by the Federal Deposit Insurance Corporation or other programs.

Short-term investments

Short-term investments consist primarily of investments in fixed deposits with original maturities between three months and one year and certain investments in wealth management products and other investments that the Company has the intention to redeem within one year.

Accounts receivable, net

Accounts receivable, net are recognized and carried at original invoiced amount less an estimated allowance for uncollectible accounts. The Company determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. Based on management of customers’ credit and ongoing relationship, management makes conclusions whether any balances outstanding at the end of the period will be deemed uncollectible on an individual basis and on aging analysis basis. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

Prepaid expenses and other current assets

Prepaid expenses and other current assets mainly represents cash prepaid to the technical providers. Prepaid expenses and other current assets are classified as current or non-current based on the terms of the respective agreements. These advances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. The Company considers the assets to be impaired if the collectability of the advance becomes doubtful. The Company uses the aging method to estimate the allowance for uncollectible balances. The allowance is also based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections and utilizations. Actual amounts received or utilized may differ from management’s estimate of credit worthiness and the economic environment.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired in a business combination.

Goodwill is not depreciated or amortized but is tested for impairment on an annual basis as of March 31, and in between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. In accordance with the FASB ASC 350 guidance on “Testing of Goodwill for Impairment”, a company first has the option to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the company decides, as a result of its qualitative assessment, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount, including goodwill. If the carrying amount of each reporting unit exceeds its fair value, an impairment loss equal to the difference between the fair value of the reporting unit and the carrying amount will be recorded. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit.

F-10

As of September 30, 2024, goodwill resulting from business acquisitions has only one reporting unit, including 2Lab3. The Company evaluates if goodwill impairment may be indicated on quarterly basis and performs the annual goodwill impairment assessment as of March 31. The Company performed qualitative assessments for the goodwill. Based on the requirements of ASC 350-20, the Company evaluated all relevant factors including, but not limited to, macroeconomic conditions, industry and market conditions, financial performance, and the share price of the Company. The Company weighed all factors in their entirety and concluded that it was not more-likely-than-not the fair value was less than the carrying amount of goodwill, and further impairment testing on goodwill was unnecessary as of September 30, 2024.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. The straight-line depreciation method is used to compute depreciation over the estimated useful lives of the assets, as follows:

Useful Lives
Buildings	20 years
Furniture, fixture and electronic equipment	3-10 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterment which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of operations and other comprehensive income (loss) in other income or expenses.

Intangible Assets

Intangible assets with definite lives are initially recorded at cost. Amortization of definite-lived intangible assets is computed using the straight-line method over the estimated average useful lives. Intangible assets with indefinite lives should not be amortized but should be tested for impairment at least annually or when event occurs or circumstances that could indicate that the asset might be impaired.

The estimated useful lives of intangible assets are as follows:

Useful life
Proprietary technology	5 years

Impairment of Long-lived Assets other than goodwill

The Company reviews long-lived assets, including definite-lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no impairments of these assets as of September 30, 2024 and March 31, 2024.

F-11

Fair Value of Financial Instruments

The Financial Accounting Standards Board (“FASB”) Accounting Standards Codification 820, Fair Value Measurement and Disclosures, requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 - Quoted prices in active markets for identical assets and liabilities.

●

Level 2 - Quoted prices in active markets for similar assets and liabilities, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

●

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The Company considers the recorded value of its financial assets and liabilities, which consist primarily of cash and cash equivalents, short-term investments, accounts receivable, other receivable, accounts payable, short-term borrowings, accounts payable, income tax assets and liabilities and income taxes payable and to approximate the fair value of the respective assets and liabilities as of September 30, 2024 and March 31, 2024 based upon the short-term nature of the assets and liabilities.

Discontinued operations

In accordance with ASC 205-20, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, a disposal of a component of an entity or a group of components of an entity is required to be reported as a discontinued operation if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when the components of an entity meets the criteria in paragraph 205-20-45-1E to be classified as held for sale. When all of the criteria to be classified as held for sale are met, including management, having the authority to approve the action, commits to a plan to sell the entity, the major current assets, other assets, current liabilities, and non-current liabilities shall be reported as components of total assets and liabilities separate from those balances of the continuing operations. At the same time, the results of all discontinued operations, less applicable income taxes (benefit), shall be reported as components of net income (loss) separate from the net income (loss) of continuing operations in accordance with ASC 205-20-45.

Revenue Recognition

The Company generates its revenue mainly from sales of healthcare products, automobiles, online store sales and internet information and advertising services.

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Revenue is the transaction price the Company expects to be entitled to in exchange for the promised services in a contract in the ordinary course of the Company’s activities and is recorded net of value-added tax (“VAT”). To achieve that core principle, the Company applies the following steps:

Step 1: Identify the contract (s) with a customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

F-12

Company generates revenues from sales of healthcare products, automobiles, online store sales and internet information and advertising services. No practical expedients were used when adoption ASC 606. Revenue recognition policies for each type of revenue stream are as follows:

Healthcare products

The Company sells nutraceutical and dietary supplements to third-party distributors and experience stores. Experience stores are owned by third parties, which are located in tourist sites where the sales consultants gave in-depth presentation of the origin, tradition and history of the Company’s products. Tourists are guided to enjoy a presentation of traditional Chinese herb culture offered by the distributors in the experience store and be presented with the Company’s healthcare products. The Company is a principal for the healthcare product sales as i) the Company produce or obtain control of the specified goods before transferring to the customers; ii) the Company has the right to determine the sales price; iii) the Company bears the risk of inventories and collection of consideration. For all sales, the Company requires a signed contract and sales order, which specifies pricing, quantity and product specifications. Under ASC 606, the Company recognizes revenue upon the satisfaction of its performance obligation, which is to transfer the control of the promised products to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those products, excluding amounts collected on behalf of third parties (e.g., value-added taxes). The transfer of control of the products is satisfied at a point in time, which is the delivery of the products to distributors’ or the experience stores’ premises and evidenced by signed acknowledgment. The selling price, which is specified in the signed sales orders, is fixed. The Company has unconditional right to receive full payment of the sales price, upon the delivery of the products to distributors or experience stores and the signing of their acknowledgment. Distributors and experience stores are required to pay under the customary payment terms, which is generally less than six months. According to the sales agreement, the healthcare product sold cannot be returned after the acknowledgement.

Automobiles

The Company sold automobiles in fiscal year 2023. For all sales, the Company requires a signed contract and sales order, which specifies pricing, quantity and product specifications. The Company is a principal for the automobiles sales as i) the Company produce or obtain control of the specified goods before transferring to the customers; ii) the Company has the right to determine the sales price; iii) the Company bears the risk of inventories and collection of consideration. Under ASC 606, the Company recognizes revenue upon the satisfaction of its performance obligation, which is to transfer the control of the promised products to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those products, excluding amounts collected on behalf of third parties (e.g., value-added taxes). The transfer of control of the products is satisfied at a point in time, which is the delivery of the products to customers’ premises and evidenced by signed customer acknowledgment. According to the contract, the automobile sold cannot be returned after the customer acknowledgement. The selling price, which is specified in the signed sales orders, is fixed. The Company has unconditional right to receive full payment of the sales price, upon the delivery of the products to customers and the signing of the customer acknowledgment, which is within 3 months after sales.

Online store

The Company sells various goods through its online store business in fiscal year 2023. For all sales, the Company requires a sales order generated by the online store platform, which specifies pricing, quantity and product specifications. The Company is a principal for the online store sales as i) the Company produce or obtain control of the specified goods before transferring to the customers; ii) the Company has the right to determine the sales price; iii) the Company bears the risk of inventories and collection of consideration. Under ASC 606, the Company recognizes revenue upon the satisfaction of its performance obligation, which is to transfer the control of the promised products to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those products, excluding amounts collected on behalf of third parties (e.g., value-added taxes). The transfer of control of the products is satisfied at a point in time, which is the delivery of the products to customers’ premises and evidenced by signed customer acknowledgment. The selling price, which is specified in the signed sales orders, is fixed. The Company has unconditional right to receive full payment of the sales price, upon the delivery of the products to customers and the signing of the customer acknowledgment unless the customers require sales return within 7 days after the acknowledgement. Customers are required to pay to the third-party platform before the goods were send out and the Company will receive the amount from the third-party platform after the customer sign off the acceptance form on the platform.

F-13

Internet information and advertising service

The Company provides internet information and advertising service online. For all sales, the Company requires a signed contract and sales order, which specifies the price and service range. The Company is a principal for the services as i) the Company has the right to determine the sales price; ii) the Company bears the collection risks; iii) the Company is responsible to the service provided. Under ASC 606, the Company recognizes revenue upon the satisfaction of its performance obligation, which is to provide specified information and advertising service to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those services, excluding amounts collected on behalf of third parties (e.g., value-added taxes). The information and advertising service provided is satisfied at a point in time, which is the time when the information and advertising service is performed. No sales return is permitted after the service performed according to the contract signed. The selling price per click, which is specified in the signed sales orders, is fixed. The Company has unconditional right to receive full payment of the sales price, upon the completion of the service. Customers are required to pay to the Company in advance according to the contract.

All of the Company’s revenues from contracts with customers represent products transferred at a point in time as control is transferred to the customer and are generated in PRC. All of the Company’s revenues are recognized on a gross basis and presented as revenue on the consolidated statements of operations and comprehensive income/(loss).

The following table presents an overview of our sales from our product lines for the six months ended September 30, 2024 and 2023:

	For the six months ended September 30,
	2024	2023
Internet information and advertising	$68,454	$-
Revenue	$68,454	$-

Cost of Revenues

Healthcare products

Cost of revenue of healthcare product is mainly composed of the cost of product sales, employees, depreciation expenses and other manufacturing overhead expenses that are directly attributable to the business.

Automobile

Cost of revenue of automobiles is mainly composed of the cost of automobiles and other miscellaneous expenses that are directly attributable to the business.

Online store

Cost of revenue of online store is mainly composed of the cost of goods sales and other miscellaneous expenses that are directly attributable to the business.

Internet information and advertising service

Cost of revenue of internet information and advertising service is mainly composed of the cost of service provide and other miscellaneous expenses that are directly attributable to the business.

F-14

Government Grants

Government grants are recognized when received and all the conditions for their receipt have been met. Government grants as compensation for the Company’s research and development efforts.

Research and Development Costs

Research and development activities are directed toward the development of new products as well as improvements in existing processes. These costs, which primarily include salaries, contract services, raw materials, and supplies, are expensed as incurred.

Advertising Costs

Advertising costs expensed as economic benefits are consumed in accordance with ASC 720-35, “Other Expenses-Advertising Costs”.

Stock-Based Compensation

The Company accounts for stock-based compensation to employees in accordance with ASC 718, “Compensation-Stock Compensation”. ASC 718 requires companies to measure the cost of employee services received in exchange for an award of equity instruments, including the equity incentive plan, based on the grant date fair value of the award and to recognize it as compensation expense over the period the employee is required to provide service in exchange for the award, usually the vesting period. Stock option forfeitures are recognized at the date of employee termination. Effective April 1, 2019, the Company adopted ASU 2018-07 for the accounting of share-based payments granted to non-employees for goods and services and no material impacts to the Financial Statements.

Options

The fair value of options issued pursuant to the Company’s option plans at the grant date was estimated using the Black-Scholes option pricing model. This model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions, including the expected term of the options, the estimated forfeiture rates and the expected stock price volatility. The expected term of options granted represents the period of time that options granted are expected to be outstanding. The Company uses projected volatility rates based upon the Company’s historical volatility rates. These assumptions are inherently uncertain. Different assumptions and judgments would affect the Company’s calculation of the fair value of the underlying ordinary shares for the options granted, and the valuation results and the amount of option would also vary accordingly.

Income Taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The provisions of ASC 740-10, “Accounting for Uncertainty in Income Taxes”, prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Company does not believe that there was any uncertain tax position at September 30, 2024 and March 31, 2024.

F-15

To the extent applicable, the Company records interest and penalties as a general and administrative expense. All of the tax returns of the Company and its subsidiaries remain subject to examination by PRC tax authorities for five years from the date of filing.

The Company is subject to Chinese tax laws. We are not subject to U.S. tax laws and local state tax laws. Our income and our related entities must be computed in accordance with Chinese and foreign tax laws, as applicable, and we are subject to Chinese tax laws, all of which may be changed in a manner that could adversely affect the amount of distributions to shareholders. There can be no assurance that Income Tax Laws of China will not be changed in a manner that adversely affects shareholders. In particular, any such change could increase the amount of tax payable by us, reducing the amount available to pay dividends to the holders of our ordinary shares.

We are a holding company with no material operations of our own. We conduct our operations through our subsidiaries in China. As a result, our ability to pay dividends and to finance any debt we may incur depends upon dividends paid by our subsidiaries. Under applicable PRC regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a foreign-invested enterprise in China is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of such reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends.

As of September 30, 2024, our PRC subsidiaries had an aggregate retained deficit of approximately US$2.59 million under PRC GAAP. With respect to retained earnings accrued after such date, our Board of Directors may declare dividends after taking into account our operations, earnings, financial condition, cash requirements and availability and other factors as it may deem relevant at such time. Any declaration and payment, as well as the amount, of dividends will be subject to our By-Laws, charter and applicable Chinese and U.S. state and federal laws and regulations, including the approval from the shareholders of each subsidiary which intends to declare such dividends, if applicable.

Value-added Tax

Value-added taxes (“VAT”) collected from customers relating to product sales and remitted to governmental authorities are presented on a net basis. VAT collected from customers is excluded from revenue. The Company is generally subject to the VAT for merchandise sales and services performed. Before May 1, 2018, the applicable VAT rate was 17%, while after May 1, 2018 and before April 1, 2019, the Company is subject to a VAT rate of 16%. After April 1, 2019, the Company is subject to a VAT rate of 13% based on the new Chinese tax law.

Earnings/ Loss per Share

Basic earnings/loss per share is computed by dividing net profit/loss attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year using the two-class method. Using the two class method, net profit/loss is allocated between Class A ordinary shares, Class B ordinary shares and other participating securities (i.e. preferred shares) based on their participating rights.

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as Net profit divided by the weighted average common shares outstanding for the period. Diluted earnings/loss per share is calculated by dividing net profit/loss attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalents shares outstanding during the year/period. Dilutive equivalent shares are excluded from the computation of diluted earnings/loss per share if their effects would be anti-dilutive. Ordinary share equivalents consist of the ordinary shares issuable in connection with the Company’s convertible redeemable preferred shares using the if-converted method, and ordinary shares issuable upon the conversion of the stock options, using the treasury stock method. Except for voting rights, the Class A and Class B ordinary shares have all the same rights and therefore the earning/loss per share for both classes of shares are identical. The earning/loss per share amounts are the same for Class A and Class B ordinary shares because the holders of each class are entitled to equal per share dividends or distributions in liquidation.

F-16

Foreign Currency Translation

The Company and its subsidiaries’ principal country of operations is the PRC. The Company maintained its financial record using the United States dollar (“US dollar”) as the functional currency, while the subsidiaries of the Company in Hong Kong and mainland China maintained their financial records using RMB as the functional currencies. The consolidated statements of operations and other comprehensive income (loss) and cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average rate of exchange, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in consolidated statements of changes in shareholders’ equity. Gains and losses from foreign currency transactions are included in the consolidated statement of operations and comprehensive income (loss).

The value of RMB against US$ and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. Any significant revaluation of RMB may materially affect the Company’s financial condition in terms of US$ reporting. The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	September 30, 2024	March 31, 2024	September 30, 2023
Period-end spot rate	US$1=RMB 7.0074	US$1=RMB 7.0950	US$1=RMB 7.1798
Average rate	US$1=RMB 7.0994	US$1=RMB 7.1157	US$1=RMB 7.1206

Comprehensive Income

Comprehensive income includes net income and foreign currency translation adjustments and is reported in the consolidated statements of operations and other comprehensive income (loss).

Segment Reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenue and incur expenses and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Company’s chief operating decision maker (“CODM”) in order to allocate resources and assess performance of the segment.

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the CODM in deciding how to allocate resources and in assessing performance. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s CODM for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. The Company’s CODM has been identified as the chief executive officer (the “CEO”), who reviews combined results when making decisions about allocating resources and assessing performance of the Company. The Company has determined that there is only one reportable operating segment.

Concentration of Risks

Exchange Rate Risks

The Company operates in China, which may give rise to significant foreign currency risks from fluctuations and the degree of volatility of foreign exchange rates between the US$ and the RMB.

F-17

Currency Convertibility Risks

Substantially all of the Company’s operating activities are transacted in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with other information such as suppliers’ invoices, shipping documents and signed contracts.

Concentration of Credit Risks

Financial instruments that potentially subject the Company to concentration of credit risks consist primarily of cash and cash equivalents and accounts receivable, the balances of which are stated on the consolidated balance sheets which represent the Company’s maximum exposure. The Company places its cash and cash equivalents in good credit quality financial institutions in China. Concentration of credit risks with respect to accounts receivables is linked to the concentration of revenue. To manage credit risk, the Company performs ongoing credit evaluations of customers’ financial condition.

Interest Rate Risks

The Company is subject to interest rate risk. Bank interest bearing loans are charged at variable interest rates within the reporting period. The Company is subject to the risk of adverse changes in the interest rates charged by the banks when these loans are refinanced.

Risks and Uncertainties

The operations of the Company are located in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in the PRC, as well as by the general state of the PRC economy. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in the PRC. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, this may not be indicative of future results.

Related Parties

A related party is generally defined as (i) any person and or their immediate family hold 10% or more of the Company’s securities (ii) the Company’s management, (iii) someone that directly or indirectly controls, is controlled by or is under common control with the Company, or (iv) anyone who can significantly influence the financial and operating decisions of the Company. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related parties may be individuals or corporate entities

Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated. It is not, however, practical to determine the fair value of amounts due from/to related parties due to their related party nature.

Recent Accounting Pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. Under the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), the Company meets the definition of an emerging growth company, or EGC, and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies.

F-18

In June 2022, the FASB issued ASU 2022-03 Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. The update clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The update also clarifies that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The update also requires certain additional disclosures for equity securities subject to contractual sale restrictions. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2024, and interim periods within those fiscal years. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. As an emerging growth company, the standard is effective for the Company for the year ended December 31, 2025. The Company is in the process of evaluating the impact of the new guidance on its consolidated financial statements.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Company’s consolidated financial statements upon adoption. The Company does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have a material impact on the consolidated financial position, statements of operations and cash flows.

NOTE 3 – PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following as of September 30, 2024 and March 31, 2024:

	As of September 30,	As of March 31,
	2024	2024
Prepayments to technical provider	$1,500,000	$1,500,000
Others	1,651	1,651
Total	$1,501,651	$1,501,651

NOTE 4 – INTANGIBLE ASSETS, NET

	As of September 30,	As of March 31,
	2024	2024
Land use right, cost	$1,900,000	$1,900,000
Total intangible assets, at cost	1,900,000	1,900,000
Less: accumulated amortization	(601,667)	(411,667)
Intangible assets, net	$1,298,333	$1,488,333

As of September 30, 2024 and March 31, 2024, no land use right has been pledged. Additions to intangible assets for the year ended March 31, 2023 amounting to $1,900,000 were acquired from issuing ordinary shares with non-cash transactions.

For the six months ended September 30, 2024 and 2023, no new intangible assets was purchased. For the six months ended September 30, 2024 and 2023, the Company recorded no disposal of intangible assets.

As of September 30, 2024, the company concluded that there was no impairment of intangible assets.

Amortization expense was $190,000 and $190,000 for the six months ended September 30, 2024 and 2023, respectively.

F-19

Estimated future amortization expense is as follows as of September 30, 2024:

Six months ending September 30,	Amortization expense
2025	$380,000
2026	380,000
2027	380,000
2028	158,333
$1,298,333

NOTE 5 – GOODWILL

Goodwill consisted of the following as of September 30, 2024 and March 31, 2024:

	As of September 30,	As of March 31,
	2024	2024
Goodwill, gross (Note 12)	$5,184,036	$5,184,036
Less: impairment	(1,807,850)	(1,807,850)
Goodwill, net	$3,376,186	$3,376,186

The goodwill generated from the expected synergies from the output capacity of the transaction and service scenario of developing AI-powered applications

As of September 30, 2024, the company concluded that there was no impairment of goodwill.

NOTE 6 – OTHER PAYABLES AND ACCRUED LIABILITIES

Other payables and accrued liabilities consisted of the following as of September 30, 2024 and March 31, 2024:

	As of September 30,	As of March 31,
	2024	2024
Loan payable to the third parties	$2,247,260	$2,250,000
Interest payables	132,037	39,167
Deposit	-	50,000
Others	75,394	106,908
Total	$2,454,691	$2,446,075

The Company entered into three loan agreements with a third party to borrow aggregate loan of $2.25 million on November 9, 2023, January 18, 2024 and March 12, 2024, respectively. The loans all bear a fixed interest rate of 8% on the date of drawing per annum. The loan facility agreements are all unsecured.

F-20

NOTE 7 – OTHER NON‑CURRENT LIABILITIES

Other non‑current liabilities consisted of the following as of September 30, 2024 and March 31, 2024:

	As of September 30,	As of March 31,
	2024	2024
Loan payable to the third parties	$158,347	$-
Total	$158,347	$-

On July 24, 2024, the Company entered into another agreement with a third party to borrow aggregate loan of $0.16 million (RMB 1.1 million) for one year with due date on July 23, 2026. The loans all bear a fixed interest rate of 4.62% on the date of drawing per annum. The loan facility agreements are all unsecured.

NOTE 8 – RELATED PARTY TRANSACTIONS AND BALANCES

The table below sets forth the major related parties and their relationships with the Company as of and for the six months ended September 30, 2024 and 2023:

Name of related parties	Relationship with the Company
Minzhu Xu	Chairperson of the Board
Beijing Paranovus Technology Co., Ltd (“Beijing Paranovus”)	A company controlled by the Hainan Paranovus’s legal representative

Significant balances with due to the related parties were as follows:

	As of September 30,	As of March 31,
	2024	2024
Minzhu Xu	$770,333	$-
Beijing Paranovus	64,713	-
Total	$835,046	$-

Balances due to Minzhu Xu and Beijing Paranovus are the result of the normal business transactions stated above. The balance due to Beijing Paranovus comprise mainly payments made on behalf such as audit assurance fee. The balances were all unsecured, non-interest bearing and payable on demand. Whereas the balance due to Minzhu Xu represents amounts received in advance used for the general working capital resources of the Company. The balances were all unsecured, bearing a fixed interest of 8% per annum and payable on demand.

For the six months ended September 30, 2024 and 2023, interest expense on related party loans amounted to $20,333 and nil, respectively.

NOTE 9 – SHARE BASED COMPENSATION

2020 Equity incentive plan

In February 2022, the Company adopted the 2020 Equity incentive plan which allows the Company to offer incentive awards to employee, directors and consultants (collectively, “the Participants”). Under the 2020 Equity incentive plan, the Company may issue incentive awards to the Participants to purchase no more than 3,500,000 ordinary shares with no restrictive legend affixed.

F-21

Share-based compensation expense of $1,086,231 was immediately recognized in general and administrative expenses for the year ended March 31, 2022 with no vesting conditions. No share-based compensation expense was recognized in general and administrative expenses for the six months ended September 30, 2024 and 2023.

The fair values of share units are determined based on the fair value of the grant date of the Company’s ordinary shares.

NOTE 10 – SHAREHOLDERS’ EQUITY

Ordinary shares

Paranovus Cayman was incorporated under the laws of the Cayman Islands on February 9, 2018. The Company issued 50,000 ordinary shares with par value of $1 to exchange for the ownership in Fujian Happiness from the former shareholders to Happiness Fuzhou.

A Reorganization of the legal structure was completed in August 2018. The Reorganization involved the incorporation of Paranovus Entertainment Technology Limited, a Cayman Islands holding company; Happiness Biology Technology Group Limited, a holding company established in Hong Kong, PRC; Happiness (Fuzhou) E-commerce Co., Ltd, a holding company established in Fujian, PRC; and the transfer of 100% ownership of Fujian Happiness from the former shareholders to Happiness Fuzhou.

In May 2018, the Company received $627,628 (RMB 4.0 million) from two investors into Fujian Happiness.

On March 4, 2019, the Company subdivided its 50,000 ordinary shares into 90,000,000 Ordinary shares and 10,000,000 Preferred shares. The authorized ordinary shares became 100,000,000 shares and the par value changed from $1 to $0.0005. On the same day, the Company cancelled 77,223,100 ordinary shares and sold additional 223,100 ordinary shares. The Company has retrospectively reflected the stock subdivision and cancellation in all periods presented in these financial statements.

On October 25, 2019, the Company announced the closing of its initial public offering of 2,000,000 ordinary shares, US$0.0005 par value per share (“Ordinary Shares”) at an offering price of $5.50 per share for a total of $11,000,000 in gross proceeds. The Company raised total net proceeds of $9,342,339 after deducting underwriting discounts and commissions and offering expenses.

The Company entered several Securities Purchase Agreement from September 2020 through March 2021. Pursuant to which, the Company issued 5,100,000 ordinary shares to the purchasers with a total consideration amounted $10,965,703. The Company collected total net proceeds of $10,725,700 after deducting commissions and offering expenses.

On March 15, 2021, the Company issued 381,580 ordinary shares to its management and employees for their service. The Company recorded compensation cost $778,423 according to the fair value of the shares issued.

On June 21, 2021, the Company issued an aggregate of 231,445 Class A ordinary shares of the Company to certain employees and a director for their services. The total compensation cost was $351,796.

On June 25, 2021, the Company entered several Securities Purchase Agreement with non-US investors. Pursuant to which, the Company issued 1,240,000 Class A ordinary shares to the purchasers with a total consideration amounted $2,157,600. The Company collected total net proceeds of $2,157,600 after deducting commissions and offering expenses.

On October 14, 2021, the Company issued an aggregate of 113,458 Class A ordinary shares of the Company to certain employees and a director for their services. The total compensation cost was $99,843.

On October 20, 2021, the Company entered into a certain equity agreement with Shennong for the purchase of 70% of the equity interest of Shennong at a consideration of RMB 103.0 million (approximately $16.1 million). The total consideration paid for the Equity Interests are RMB 48.0 million (approximately $7.5 million) in cash and 4,200,000 Class A ordinary shares of the Company. The Company issued an aggregate of 4,200,000 ordinary shares of the Company to certain transaction on November 12, 2021. The total compensation cost was $3,736,320.

F-22

On October 21, 2021, the Company held its annual meeting of shareholders for its fiscal year ending March 31, 2021. The Company approved as a special resolution an alteration to the share capital of the Company by: a: the conversion of each issued paid up Ordinary Share with a par value of $0.0005 each into stock (the “Stock”); b: the alteration of the authorized issued share capital of the Company from (i) US$50,000 divided into 90,000,000 Ordinary Shares with a par value of US$0.0005 each and 10,000,000 Preferred Shares with a par value of US$0.0005 each; to (ii) 70,000,000 Class A Ordinary Shares with a par value of $0.0005 each, 20,000,000 Class B Ordinary Shares with a par value of US$0.0005 each and 10,000,000 Preferred Shares with a par value of US$0.0005 each. Class A Ordinary Shares was entitled to one vote per share and to receive notice of, attend at and vote as a member at any general meeting of the Company; and be entitled to such dividends as the Board may from time to time declare; and generally be entitled to enjoy all of the rights attaching to shares. Class B Ordinary Shares was entitled to twenty (20) votes per share and to receive notice of, attend at and vote as a member at any general meeting of the Company; be entitled to such dividends as the Board may from time to time declare; and generally be entitled to enjoy all of the rights attaching to shares.

On January 12, 2022, the Company issued an aggregate of 1,133,200 Class A ordinary shares of the Company to certain employees for their services. The total compensation cost was $634,592.

On January 20, 2022, the Company entered several Securities Purchase Agreement with non-US persons. Pursuant to which, the Company issued 12,500,000 Class A ordinary shares to the purchasers with a total consideration amounted $10,000,000. The Company collected total net proceeds of $10,000,000 after deducting commissions and offering expenses.

On March 4, 2022, the Company entered into a certain equity transfer agreement with Hekangyuan for the purchase of 100% of the equity interest of Hekangyuan at a consideration of $12.0 million. The total consideration paid for the Equity Interests are $8.0 million in cash and 10,000,000 Class A ordinary shares of the Company. The Company issued an aggregate of 10,000,000 ordinary shares of the Company to certain transaction on March 7, 2022. The total compensation cost was $3,560,000.

On March 10, 2022, the Company entered several Securities Purchase Agreement with non-US investors. Pursuant to which, the Company issued 19,200,000 Class A ordinary shares to the purchasers with a total consideration amounted $6,720,000. The Company collected total net proceeds of $6,720,000 after deducting commissions and offering expenses.

On April 21, 2022, 150,000 Class A Ordinary Shares owned by Xuezhu Wang were reconverted into Class B Ordinary Shares.

On October 10, 2022, a Share Consolidation of the Company’s ordinary shares at a ratio of one-for-twenty (the “Share Consolidation”) was effected as determined by the Board of Directors. At the time the Share Consolidation is effective, our authorized ordinary shares will be consolidated at the same ratio. The authorized share capital of the Company shall be decreased from an authorized share capital of US$50,000 divided into 70,000,000 Class A ordinary shares, par value US$0.0005 each, 20,000,000 Class B ordinary shares, par value US$0.0005 each, and 10,000,000 preferred shares with a par value of US$0.0005 each to an authorized share capital of US$50,000 divided into 3,500,000 Class A ordinary shares, par value US$0.01 each, 1,000,000 Class B ordinary shares, par value US$0.01 each, and 500,000 preferred shares, par value US$0.01 each.

On December 27, 2022, the Company entered into certain securities purchase agreement (the “SPA”) with certain sophisticated purchasers (the “Purchasers”), pursuant to which the Company agreed to sell 3,000,000 Class A ordinary shares, (the “Shares”) par value $0.01 per share (the “Ordinary Shares”), at a per share purchase price of $2.00. The gross proceeds to the Company from this transaction were approximately $6.0 million.

On March 14, 2022, the Company entered into a certain equity transfer agreement with 2Lab3 LLC for the purchase of 100% of the equity interest of 2Lab3 LLC at a consideration of approximately $6 million. The total consideration paid for the Equity Interests is 1,375,000 Class A ordinary shares of the Company. The Company issued an aggregate of 1,375,000 Class A ordinary shares of the Company to certain transaction on March 28, 2023. The total compensation cost was $7,081,250.

F-23

On July 17, 2024, the Company entered into a certain securities purchase agreement (the “SPA”) with certain investors (the “Purchasers”), pursuant to which the Company agreed to sell up to 60,000,000 Class A ordinary shares, par value $0.01 each (the “Class A Ordinary Shares”), at a per share purchase price of $0.45 (the “Offering”). The gross proceeds to the Company from this Offering are approximately $27,000,000, before deducting any fees or expenses. The transaction was closed on August 1, 2024.

Non-controlling Interest

Non-controlling interests represent the interest of non-controlling shareholders in Paranovus Entertainment Technology Ltd. based on their proportionate interests in the equity of that company adjusted for their proportionate share, which is 30% to 49% of the particular subsidiaries, of income or losses from operations. See Note 1 for details of the Company and its operating subsidiaries ownership.

Statutory reserve

The Company is required to make appropriations to certain reserve funds, comprising the statutory reserve and the discretionary reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors.

Warrants

In October 2019, the Company granted to the underwriters warrants to purchase up to a total of 184,000 ordinary shares (equal to 8% of the aggregate number of ordinary shares sold in the offering, if over-allotment shares are placed by the underwriters. Without over-allotment share issuance, a total of 160,000 warrants will be granted. The warrants will be exercisable at an exercise price equal to one hundred twenty percent (120%) of the offering price, in whole or in parts, at any time from issuance and expire five (5) years from the effective date of the offering.

The Company’s outstanding and exercisable warrants as of September 30, 2024 are presented below:

	Number Outstanding	Weighted Average Exercise Price	Contractual Life in Years	Intrinsic Value
Warrants Outstanding as of March 31, 2020	160,000	$6.60	4.6	$-
Warrants granted	-	$-	-	-
Warrants forfeited	-	-	-	-
Warrants exercised	-	$-	-	-
Warrants Outstanding as of March 31, 2021	160,000	$6.60	3.6	$-
Warrants Outstanding as of March 31, 2022	160,000	$6.60	2.6	$-
Warrants Outstanding as of March 31, 2023	8,000	132.00	1.6	-
Warrants Outstanding as of March 31, 2024	8,000	132.00	0.6	-
Warrants Outstanding as of September 30, 2024	-	-	-	-

NOTE 11 – TAXES

(a) Corporate Income Taxes (“CIT”)

The Company was incorporated in the Cayman Islands and is not subject to tax on income or capital gain under the laws of the Cayman Islands.

Happiness Hong Kong was incorporated in Hong Kong and is subject to a statutory income tax rate of 16.5%.

F-24

Under the Law of the People’s Republic of China on Enterprise Income Tax (“New EIT Law”), which was effective from January 1, 2008, both domestically-owned enterprises and foreign-invested enterprises are subject to a uniform tax rate of 25% while preferential tax rates, tax holidays and even tax exemption may be granted on case-by-case basis. EIT grants preferential tax treatment to High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. Fujian Happiness, the Company’s main operating entity in PRC, was approved as HNTEs and is entitled to a reduced income tax rate of 15% from December 2019 to December 2023.

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of September 30, 2024 and March 31, 2024, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income tax expenses for the six months ended September 30, 2024 and 2023, respectively, and also did not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from September 30, 2024.

The following table reconciles the statutory rate to the Company’s effective tax rate:

	For the six months ended September 30
	2024	2023
PRC statutory income tax rate	25.0%	25.0%
Effect of PRC preferential tax rate	(10.0)%	(10.0)%
Effect of other deductible expenses	(15.0)%	(15.0)%
Total	-%	-%

(b) Taxes Payable

No taxes payable was recorded as of September 30, 2024 and March 31, 2024, respectively.

NOTE 12 – BUSINESS COMBINATION

Acquisition of 2Lab3

On March 28, 2023, the Company acquired 100% equity interest of 2Lab3 with 1,375,000 Class A Ordinary Shares of the Company for investing with non-cash transactions. The Class A Ordinary Shares were registered on March 28, 2023, valued at $5.15 per share. 2Lab3 is a company incorporated in Delaware of United States. It provides consulting, marketing, design, and software development services to empower its clients to adapt and thrive in the Web 3.0 era. The acquisition has further strengthened the transaction and service scenario of the Web 3.0 era of the Company. The results of 2Lab3 have been included in the consolidated financial statements of the Company since the acquisition date of March 28, 2023.

The Company engaged an independent valuation firm to assist management in valuing assets acquired, liabilities assumed, intangible assets identified and contingent consideration as of the acquisition day.

The identifiable intangible assets acquired upon acquisition were proprietary technology with definite useful life. All other current assets and current liabilities carrying value approximated fair value at the time of acquisition. The fair value of the consideration was based on closing market price of the Company’s common share on the acquisition date.

F-25

According to the independent valuation report, the purchase price was allocated to the assets acquired and liabilities assumed based on their fair values was as follows:

Fair value of total consideration transferred:
Equity instrument (1.374 million Class A Ordinary Shares issued)	$7,081,250

Subtotal	$7,081,250

Recognized amounts of identifiable assets acquired and liability assumed:
Cash	$555
Intangible asset –proprietary technology	1,900,000
Current liabilities	(3,341)
Total identifiable net assets	$1,897,215
Fair value of non-controlling interests	-
Goodwill*	$5,184,036

*	The goodwill generated from the expected synergies from the output capacity of the transaction and service scenario of developing AI-powered applications.

Acquisition of Shennong

On November 12, 2021, the Company acquired 70% equity interest of Shennong with total cash consideration of $7.5 million (RMB 48.0 million) and 4,200,000 Class A ordinary shares of the Company. The Class A Ordinary Shares were registered on November 12, 2021, valued at $0.8896 per share. Shennong is a company incorporated in Fujian, the PRC and focus on agriculture products, electronic products and hardware products. Acquisition of Shennong has strengthen the supply-chain as well as the industrial integration of online store. According to the share transfer agreement signed with the transferer, the Company owns the right to require the transferer purchasing back all the equity interests in cash of RMB72.1 million if the target company doesn’t meet the profit target. In the year ended March 31, 2021, the Company has paid $9.1 million (RMB 60.0 million) to the transferer as a deposit of this acquisition. And the overpaid RMB 12.0 million (approximately $1.9 million with $0.3 million exchange gain) has been collected back in the year ended March 31, 2022. The results of Shennong have been included in the consolidated financial statements of the Company since the acquisition date of November 12, 2021.

The Company engaged an independent valuation firm to assist management in valuing assets acquired, liabilities assumed, intangible assets identified, contingent consideration and non-controlling interests as of the acquisition day.

The identifiable intangible assets acquired upon acquisition were customer relationships with definite useful life. All other current assets and current liabilities carrying value approximated fair value at the time of acquisition. The fair value of the consideration was based on closing market price of the Company’s common share on the acquisition date.

F-26

According to the independent valuation report, the purchase price was allocated to the assets acquired and liabilities assumed based on their fair values. Fair value of the non-controlling interests was evaluated based on the equity value of Shennong derived by the discounted cash flow method after considering a discount for lack of control:

Fair value of total consideration transferred:
Equity instrument (4.2 million Class A Ordinary Shares issued)	$3,736,320
Cash consideration	7,492,391
Subtotal	$11,228,711

Recognized amounts of identifiable assets acquired and liability assumed:
Cash	$59,091
Current assets other than cash	13,591,825
Intangible asset – customer relationships	4,214,470
Current liabilities	(13,650,246)
Deferred tax liabilities	(1,053,617)
Total identifiable net assets	$3,161,523
Fair value of non-controlling interests*	4,010,254
Goodwill*	$12,077,442

*	The goodwill generated from the expected synergies from the output capacity of the transaction and service scenario of the multi-industry, full-link and full-closed-loop of Shennong.

Non-controlling interest was recognized and measured at fair value on the acquisition date by the Company.

Acquisition of Hekangyuan

On March 4, 2022, the Company acquired 100% equity interest of Hekangyuan with total cash consideration of $8 million and 10,000,000 Class A Ordinary Shares of the Company. The Class A Ordinary Shares were registered on March 4, 202, valued at $0.365 per share. Hekangyuan is a company incorporated in Fujian, the PRC and focus on the sales of healthcare products and optical glasses. The acquisition has further strengthened the distribution network of the Company. According to the share transfer agreement signed with the transferer, the Company owns the right to require the transferer purchasing back all the equity interests in cash of $12.0 million if the target company doesn’t meet the profit target. The results of Hekangyuan have been included in the consolidated financial statements of the Company since the acquisition date of March 4, 2022.

The Company engaged an independent valuation firm to assist management in valuing assets acquired, liabilities assumed, intangible assets identified and contingent consideration as of the acquisition day.

The identifiable intangible assets acquired upon acquisition were customer relationships with definite useful life. All other current assets and current liabilities carrying value approximated fair value at the time of acquisition. The fair value of the consideration was based on closing market price of the Company’s common share on the acquisition date.

F-27

According to the independent valuation report, the purchase price was allocated to the assets acquired and liabilities assumed based on their fair values was as follows:

Fair value of total consideration transferred:
Equity instrument (10 million Class A Ordinary Shares issued)	$3,650,000
Cash consideration	8,000,000

Subtotal	$11,650,000

Recognized amounts of identifiable assets acquired and liability assumed:
Cash	$1,164
Current assets other than cash	1,882,139
Property, plant and equipment, net	187
Intangible asset – customer relationships	4,582,227
Current liabilities	(1,829,733)
Deferred tax liabilities	(1,145,557)
Total identifiable net assets	$3,490,427
Fair value of non-controlling interests	-
Goodwill*	$8,159,573

*

The goodwill generated from the expected synergies from the cooperation of developing the health commodities business stably, combining the production and supply, jointly build a perfect supply chain system with Hekangyuan.

The business combination accounting is provisionally complete for all assets and liabilities acquired on the acquisition date and the Company will continue to evaluate the asset values within the 1-year timeframe according to ASC 805.

F-28

NOTE 13– DISCONTINUED OPERATIONS

Disposition of the automobile segment

On July 5, 2024, the Company terminated the automobile business and transferred the 100% of the equity interests of Happiness Hong Kong and its subsidiaries together with the automobile-related business to a third party for HK$ 10,000 consideration by the strategic decision.

On April 10, 2023, the Company entered into an agreement to transfer 100% of the equity interests in the Fujian Happiness Biotech Co., Limited (“Fujian Happiness”) and its subsidiaries to the third-party Fujian Hengda Beverage Co., Ltd (“Fujian Hengda”), a PRC company which is not affiliate of the Company or any of its directors or officers. Pursuant to the Disposition SPA, the Purchaser agreed to purchase the Fujian Happiness in exchange for cash consideration of RMB 78 million (approximately $11.3 million, the “Purchase Price”). Upon the closing of the transaction (the “Disposition”) contemplated by the Disposition SPA, Fujian Hengda will become the sole shareholder of Fujian Happiness and as a result, assume all assets and liabilities of Fujian Happiness and subsidiaries owned or controlled by Fujian Happiness. The closing was approved by a majority of the Company’s shareholders on July 31, 2023.

On August 28, 2023, the Company’s indirect wholly owned subsidiary (the “Seller”), Happy Buy (Fujian) Network Technology Co., Ltd. (“Happy Buy”) and Shunchang Jinyifu trading Co., Ltd ("Shunchang Jinyi”), a PRC company which is not affiliate of the Company or any of its directors or officers (the “Purchaser”) entered into certain share purchase agreement (the “Disposition SPA”). Pursuant to the Disposition SPA, the Purchaser agreed to purchase the Happy Buy in exchange for cash consideration of RMB 5 million (approximately $0.7 million, the “Purchase Price”). Upon the closing of the transaction (the “Disposition”) contemplated by the Disposition SPA, the Buyer will become the sole shareholder of Happy Buy and as a result, assume all assets and liabilities of Happy Buy and subsidiaries owned or controlled by Happy Buy. The transaction was closed on September 1, 2023.

Disposition of the healthcare and E-commerce segment

On July 31, 2023, the Company disposed all of healthcare business for approximately $11.3 million (RMB 78 million) consideration.

On September 30, 2023, the Company disposed all of E-commerce business for approximately $0.7 million (RMB 5 million) consideration.

The Company no longer retained any financial interest over automobiles sales, healthcare and E-commerce business from July 6, 2024, August 1, 2023 and October 1, 2023, respectively, and accordingly deconsolidated both businesses’ financial statements from the Company’s consolidated financial statements. The disposal of these businesses represented a strategic shift and has a major effect on the Company’s result of operations.

F-29

The Company calculated a gain resulting from the above-mentioned dispositions as follows:

For the six months ended September 30, 2024
Consideration	$1,281

Cash and cash equivalents	88,536
Accounts receivable, net	11,502
Prepaid expenses and other current assets	845,224
Property, plant and equipment, net	2,311
Other assets	9,881
Other payables and accrued liabilities	(1,008,094)
Income tax payable	(12)

Net assets of discontinued business	(50,652)
Non-controlling interest of discontinued business	$-
Less: net assets of discontinued business contributable to the Company	(50,652)
Foreign exchange gain	(80)
Gain on disposal of discontinued business	$51,853

The assets and liabilities for discontinued operations comprised the following items as of March 31, 2024:

March 31, 2024
Current assets for discontinued operations
Cash and cash equivalents	$602,463
Accounts receivable, net	11,360
Prepaid expenses and other current assets	394,458
Total	$1,008,281

Non-current assets for discontinued operations
Property, plant and equipment, net	$12,596
Total	$12,596

Current liabilities for discontinued operations
Other payables and accrued liabilities	$114,306
Total	$114,306

F-30

The operating results from discontinued operations included in the Company’s consolidated statements of operations and other comprehensive income (loss) were as follows for the six months ended September 30, 2024 and 2023.

	For the six months ended September 30,
	2024	2023
Major classes of line items constituting pre-tax profit of discontinued operations
Revenues	$-	$26,143,599
Cost of revenues	-	(24,888,977)
Selling and marketing	(907,552)	(9,991,178)
General and administrative	(29,850)	(2,186,336)
Research and development	-	(190,581)
Other expense that are not major	(75)	(3,030,060)
Loss from discontinued operations, before income tax	(937,477)	(14,143,533)
Income tax expense	-	95,564
Loss from discontinued operations, net of income tax	(937,477)	(14,047,969)
Gain on deconsolidation of the subsidiary, net of income tax	51,853	23,473,558
Net gain (loss) from discontinued operations, net of income tax	(885,624)	9,425,589

NOTE 14– COMMITMENTS AND CONTINGENCIES

As of September 30, 2024 and March 31, 2024, Company has no significant leases or unused letters of credit.

From time to time, the Company is involved in various legal proceedings, claims and other disputes arising from commercial operations, employees, and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the Company can give no assurances about the resolution of pending claims, litigation or other disputes and the effect such outcomes may have on the Company, the Company believes that any ultimate liability resulting from the outcome of such proceedings, to the extent not otherwise provided or covered by insurance, will not have a material adverse effect on our consolidated financial position or results of operations or liquidity. As of September 30, 2024 and March 31, 2024, Company has no pending legal proceedings.

NOTE 15– CUSTOMER AND SUPPLIER CONCENTRATION

Significant customers and suppliers are those that account for greater than 10% of the Company’s revenues and purchases.

The Company’s sales are made to customers that are located primarily in China. No individual customer accounted for more than 10% of the Company’s total revenues for the six months ended September 30, 2024. For the six month ended September 30, 2023, Hebei Xiangtuan Car Service Co., Lt and Fuzhou Manyiyou Industrial Co. Ltd contributed approximately 23% and 11% of total revenue of the Company, respectively.

For the six months ended September 30, 2024 and 2023, no individual suppliers accounted for more than 10% of the Company’s total purchases.

NOTE 16– SUBSEQUENT EVENTS

On February 28, 2025, the Company signed a share purchase agreement (the “SPA”) with the stockholders of Bomie Wookoo Inc (“BW” or “Bomie Wookoo”), a corporation organized under the laws of New York. Pursuant to the SPA, the Company agreed to acquire 102 shares of common stock of BW, representing 51% equity interest from BW’s stockholders for a total consideration of $22,440,000 in cash. The transaction was closed on March 28, 2025 with the approval of the Company’s shareholders. On the same date, the Company made the payment of an aggregate of $22,440,000 in cash to the stockholders.

On March 28, 2025, the Company withdrew a portion of its short-term investments amounted to $22,400,000, and used the fund to pay for the cash consideration as contemplated in the SPA with BW.

The Company evaluated all events and transactions that occurred after September 30, 2024 through the date of the issuance of the unaudited consolidated financial statements on April 18, 2025 and noted that there were no other material subsequent events.

F-31